

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 16, 2010

Thomas J. Falk, Chief Executive Officer
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, TX 75261

**RE:    Kimberly-Clark Corporation**
**Form 10-K for Fiscal Year Ended December 31, 2009**
**File No.: 1-00225**

Dear Mr. Falk:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services